UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON D.C. 20549

                          FORM 12b-25
                  NOTIFICATION OF LATE FILING


[X]Form 10-K [ ]Form 20-F [ ]Form 11-k [ ]Form 10-Q [ ]Form N-SAR For Period Ended: December 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
-------------------------------
TACTICAL AIR DEFENSE SERVICES, INC.
1550 Ostler Court
N. Vancouver, B.C., Canada  V7G 2P1
COMMISSION FILE NUMBER: 333-79405

PART II - RULES 12b-25(b) and (c)
--------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report on Form 10-K will be filed on or
before the fifteenth calendar day following the prescribed due date; and

(c)	The accountant's statement required by Rule 12b-25(C) is not applicable and therefore not attached.

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PART III - NARRATIVE
--------------------
Registrant requires additional time to provide all of its corporate records and information to its auditors to complete the audit of its financial statements for the year ended December 31, 2005. Registrant will file its Form 10-KSB for the year ended December 31, 2005 on or before April 15, 2006.


PART IV - OTHER INFORMATION

(1)	Contact Person: Derick Sinclair, CEO and President
(604) 924-8000

(2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If the answer is no, identify
report(s).            [X] Yes   [ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?  [ ] Yes   [X] No


NATALMA INDUSTRIES, INC., Registrant, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2006              By: /s/ Derick Sinclair,
                                           CEO and President


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